2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Appoints Karl-Axel Waplan as President and CEO

April 14, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) .... Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the appointment of Mr. Karl-Axel Waplan as president and CEO of the Company, effective as of April 15, 2005.

Mr. Waplan has been Executive Vice President, Operations of Lundin Mining since May 2004. Karl-Axel Waplan replaces Mr. Edward F. Posey, who will continue to work with several of Lundin Mining's key exploration projects in Sweden on an advisory basis, as well as with other Canadian Mining companies within "The Lundin Group of Companies".

"Ted Posey has been instrumental during a period of remarkable growth for the Company. During his time as President and CEO, Lundin Mining has become one of the worlds leading zinc producers. I would like to take this opportunity to express our deep gratitude for this, and for Mr. Posey's outstanding achievement in, together with the geological team of NAN, discovering the Storliden copper-zinc deposit in northern Sweden and putting it into production in record time. We now look forward to utilize Mr. Posey's expertise to secure the future success of our highly prospective and very promising exploration projects in Sweden", comments Mr. Lukas Lundin, chairman of Lundin Mining.

Mr. Posey in announcing Mr. Waplan's appointment stated:

"Karl-Axel Waplan has worked hard to finalize the acquisition of Zinkgruvan and the merger with ARCON Resources during the past year. We are pleased to have him take over as the new President and CEO of the company as Lundin Mining continues to grow."

Mr. Waplan joins the Board of Directors of Lundin Mining, effective as of April 15, 2005.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Scandinavia. The main asset of the company is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining holds more than 95 percent of the shares of the mining and exploration company North Atlantic Natural Resources AB (NAN). NAN's primary asset is the Storliden copper and zinc mine in the Skellefte District of northern Sweden, which has been in production since 2002. A public offer has been made for the remaining outstanding shares of NAN. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten Mining District in northern Sweden.

ON BEHALF OF THE BOARD

"Lukas H. Lundin"
Chairman

For further information, please contact:
Sophia Shane, Investor Relations – North America: (604) 689-7842 or
Robert Eriksson, Investor Relations – Europe: +46-8-545-07470